Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-182583
Relating to the Preliminary Prospectus
Supplement, dated February 7, 2013

ARMOUR RESIDENTIAL REIT, INC.
7.875% Series B Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
February 7, 2013

Issuer	ARMOUR Residential REIT, Inc.

Securities Offered	7.875% Series B Cumulative Redeemable Preferred Stock

Shares offered	5,400,000 shares

Over-allotment option	810,000 shares

Trade date	February 7, 2013

Settlement and delivery date	February 12, 2013 (T + 3)

Public offering price	$25.00 liquidation preference per share; $135,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting discount	$0.7875 per share; $4,252,500 total (assuming the over-allotment option is not exercised)

Net proceeds to the Issuer, before expenses	$24.2125 per share; $130,747,500 total (assuming the over-allotment option is not exercised)

Dividend rate	7.875%

Dividend payment date
The 27th day of each month (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on March 27, 2013 (long first dividend).

Dividend record date	The 15th day of each month; the first dividend record date will be March 15, 2013.

Liquidation preference	$25.00 per share

Optional redemption date	On or after February 12, 2018

Conversion rights
Share Cap: 6.9638

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 37,604,520 shares of the Issuer's common stock (or equivalent alternative conversion consideration, as applicable), subject to proportionate increase to the extent the underwriters' over-allotment option to purchase additional shares of Series B Preferred Stock is exercised, not to exceed 43,245,198 shares of the Issuer's common stock in total (or equivalent cash, securities or other property or assets (including any combination thereof), as applicable).

NYSE listing symbol	ARR PrB

CUSIP	042315408

ISIN	US0423154089

Joint Book-Running Managers	Citigroup Global Markets Inc. UBS Securities LLC Deutsche Bank Securities Inc.

Co-Managers	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC MLV & Co. LLC JMP Securities LLC Ladenburg Thalmann & Co. Inc. Maxim Group LLC National Securities Corporation

The issuer has filed a registration statement, including a base prospectus dated July 9, 2012 and a preliminary prospectus supplement, dated February 7, 2013, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Citigroup Global Markets Inc. by calling toll-free 1-800-831-9146, UBS Securities LLC by calling toll-free 1-877-827-6444, extension 5613884, or Deutsche Bank Securities Inc. by calling toll-free 1-800-503-4611.

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